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JEREMY J. CLEMENS jeremy.clemens@dechert.com +1 617 728 7103 Direct +1 617 275 8371 Fax

February 28, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Mr. Williamson:

This letter responds to a comment you provided to me during a recent telephonic discussion on February 22, 2018 with respect to your review of Post-Effective Amendment No. 635 (“PEA No. 635”) to the Registrant’s registration statement filed with the SEC on December 17, 2017. PEA No. 635 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purposes of (i) registering Class R6 Shares of the Goldman Sachs Rising Dividend Growth Fund (the “Fund”) and (ii) updating disclosure related to changes to the investment strategy of the Fund which could be construed as material. We have reproduced your comment below, followed by the Registrant’s response. Undefined capitalized terms used below have the same meaning as given in the registration statement.

1.	Comment: Given the many ways investors now access information electronically, including through EDGAR, we believe information, particularly financial information, should be presented in a clear and understandable way regardless of the medium used. In the future please consider how the Registrant’s financial information will appear on various mediums, including EDGAR.

Response: The Registrant is always mindful of the various ways in which investors may access financial information, including via print, EDGAR, or the Fund’s website. The Registrant strives to make the information clear and readily accessible for investors by whatever means they choose to access the information. For future filings, the Registrant will review how financial information is presented and seek to ensure the information is clear and readily accessible, regardless of the medium by which an investor chooses to access the information.

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Mr. Jay Williamson February 28, 2018 Page 2

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7103 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jeremy J. Clemens

Jeremy J. Clemens

cc:	Robert Griffith, Vice President and Associate General Counsel, Goldman Sachs Asset Management, L.P.

Stephen H. Bier, Dechert LLP

Chelsea M. Childs, Dechert LLP